                                                                                          EXHIBIT 12

BORDEN CHEMICAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	2003	2002	2001	2000	1999

Pre-tax income (loss) from continuing operations	$18,317	$(9,020)	$(167,437)	$(84,660)	$58,665
Add back (deduct) minority interest expense (income)	163	900	(184)	(418)	(272)
Interest expense	46,138	47,315	51,613	62,654	63,059
Affiliated interest expense, net	558	1,402	11,488	19,146	22,240
Estimated interest portion of rents	4,865	4,800	9,783	7,647	7,178

	$70,041	$45,397	$(94,737)	$4,369	$150,870

Fixed Charges
Interest expense	$46,138	$47,315	$51,613	$62,654	$63,059
Affiliated interest expense, net	558	1,402	11,488	19,146	22,240
Interest portion of rents	4,865	4,800	9,783	7,647	7,178

	$51,561	$53,517	$72,884	$89,447	$92,477

Ratio of earnings to fixed charges	1.4:1	(1)	(2)	(3)	1.6:1

  For the year ended December 31, 2002, fixed charges exceeded earnings by $8,120
  For the year ended December 31, 2001, fixed charges exceeded earnings by $167,621
  For the year ended December 31, 2003, fixed charges exceeded earnings by $85,078